Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	Marchex Paymaster, LLC	Delaware
2.	Marchex, LLC	Delaware
3.	Marchex Sales, LLC	Delaware
4.	Marchex CAH, Inc.	Delaware
5.	Telmetrics Corporation (formerly, Telmetrics Inc.)	Nova Scotia
6.	Marchex International, Ltd.	Ireland
7.	Archonic, LLC	Delaware
8.	Callcap, LLC (formerly, SITA Laboratories, Inc.)	Delaware
9.	DCCI Support Service, Inc.	Delaware
10.	Sonar Technologies, Inc.	Delaware